Helena Lee Assistant General Counsel Direct Line: (310) 772-6259 Fax: (310) 772-6569 E-mail: hlee@sunamerica.com

Via EDGAR and Electronic Mail

November 10, 2016

Kathryn M. Hinke

Attorney-Adviser

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)
American General Life Insurance Company (“AGL” or “Depositor”)
Polaris Advisory Variable Annuity
Initial Registration Statements on Form N-4
File Nos. 333-213338 and 811-03859 (Version A)

FS Variable Separate Account (“Registrant”)
The United States Life Insurance Company in the City of New York (“USL” or “Depositor”)
Polaris Advisory Variable Annuity
Initial Registration Statements on Form N-4
File Nos. 333-213339 and 811-08810 (Version A)

Dear Ms. Hinke:

Thank you for your comments provided on October 25, 2016, regarding the initial Registration Statements on Form N-4 filed pursuant to Rule 485(a) on August 26, 2016, as referenced above. We have withdrawn Polaris Advisory Variable Annuity File Nos. 333-213341 and 811-03859 and File Nos. 333-213342 and 811-08810 (Version B) and the withdrawal will be accepted on EDGAR on Monday, November 14, 2016 due to the federal holiday tomorrow. We have considered your comments to Version A and are providing our responses below.

General

1.	Comment – Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

Response – We confirm that the date of the prospectus will be the same as or about the date of effectiveness.

2.	Comment – Please advise supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

Response – We have no guarantee or support agreements with third parties to support any of the

Kathryn M. Hinke

November 10, 2016

Depositors’ guarantees under the Contracts. The Depositors will be solely responsible for the payment of Contract benefits.

3.	Comment – Capitalized Terms: Please confirm that: (1) all capitalized terms are included in the glossary, (2) capitalized terms are defined when each term is introduced, or (3) the location of the term’s definition is cross-referenced as the term is first introduced. See, e.g., “Income Base,” introduced on page 6, but is first defined on page 24.

Response – We have revised the prospectus to ensure that all capitalized terms are either included in the glossary, defined when each term is introduced, or the location of the term’s definition is cross-referenced as the term is first introduced.

Prospectus

4.	Highlights (Page 4, Free Look)

a.	Comment – At the end of the first sentence, following the parenthetical, please consider specifying that a withdrawal charge will not be charged.

Response – Per our conversation, this product does not have withdrawal charge except for the Partial/Full Benefit Termination Charge. The Benefit Termination Charge will not be assessed for a free look.

5.	Highlights (Page 4, Free Look)

a.	Comment – The second sentence states, “You will receive whatever your contract is worth on the day that we receive your request.” Please specify whether this is true if the request is received after the close of the NYSE. See also, Free Look, p. 11.

Response – The contract owner will receive whatever their contract is worth on the day that we receive the request, even if received after the close of the NYSE.

6.	Maximum and Minimum Expense Examples (Page 8)

a.	Comment – The Example does not appear to be accurate based on the numbers in the fee table. Please confirm that the fee table and Example are complete and accurate.

Response – The fee table and expense examples will be complete and accurate on the pre-effective amendment.

7.	Maximum and Minimum Expense Examples (Page 8)

a.	Comment – In the first paragraph, please delete “contract maintenance fee,” as the fee is inapplicable here.

Response – We have deleted “contract maintenance fee” as requested.

Kathryn M. Hinke

November 10, 2016

8.	Maximum and Minimum Expense Examples (Page 8)

a.	Comment – Maximum Expense Examples: In the introductory paragraph on page 8, please add “or Polaris Income Plus Daily” after “the optional Polaris Income Plus.” as, according to the Fee Table (p. 6), the optional features’ initial annual fee rate and maximum annual fee rate for two covered persons is 1.35% and 2.70%, respectively.

Response – We have added “or Polaris Income Plus Daily” as requested.

9.	Transfers During the Accumulation Phase (Page 18)

a.	Comment – In the first paragraph, please change “Internet” to lower-case. It appears as lower-case in the second paragraph and is not a defined term.

Response – We have changed “Internet” to lower-case as requested.

10.	Transfers During the Accumulation Phase (Page 18)

a.	Comment – The second sentences states: “We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time.” If applicable, please disclose that notice will be provided prior to suspending the privilege(s).

Response – We have revised the disclosure to provide that the contract owner will be notified if we exercise that right as follows:

“We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time and we will notify you prior to exercising the right of suspension.”

11.	Transfers During the Accumulation Phase (Page 18)

a.	Comment – The first sentence of the subsection’s last paragraph states: “There is no charge for your first 15 transfers.” Please add “in any contract year” to the end of the sentence.

Response – We have added “in any contract year” to the end of the sentence as requested.

12.	Underlying Funds’ Short-Term Trading Policies (Page 20)

a.	Comment – Please capitalize “trading” in the fourth line of the third paragraph. “Short-Term Trading” is defined on page 18.

Response – We have capitalized “trading” as requested.

13.	Automatic Asset Rebalancing Program (Page 20)

a.	Comment – The third paragraph discusses procedures for non-compliant instructions. Please explain, supplementally, whether an Owner will receive notice of their non-compliance. If so, please add appropriate disclosure.

Kathryn M. Hinke

November 10, 2016

Response – If we receive non-compliant instructions, we notify the Owner of such non-compliance. We have added disclosure to the third paragraph of this section as follows:

“If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file and we will notify you of such reversion.”

14.	Automatic Asset Rebalancing Program (Page 20)

a.	Comment – In the last paragraph you “reserve the right to modify, suspend or terminate” the program. Please specify how much notice will be provided.

Response – We have revised the disclosure to specify that “we will notify you 30 days prior to exercising that right” if we modify, suspend, or terminate the Automatic Asset Rebalancing Program.

15.	How Does Polaris Income Plus Daily Work? (Page 24)
a.	Comment – The first paragraph states: “If no withdrawals have been taken, the Income Base is increased to the Step-up Value immediately.” Please indicate the timeframe that withdrawals cannot have been taken for the Income Base to be increased to the Step-up Value.

Response – We clarified the disclosure to indicate that the Step-up Value is increased immediately until a withdrawal has been taken. The language has been amended as follows:

“Until a withdrawal has been taken, the Income Base is increased to the Step-up Value immediately.”

16.	Polaris Income Plus and Polaris Income Plus Daily – Are there investment requirements if I elect a Living Benefit? (Page 27)
a.	Comment – Please consider removing “and your financial advisor” from the first sentence or add the phrase throughout the prospectus. The prospectus uses “you” without indicating the financial advisor. See, e.g., Investment Requirements for Polaris Income Plus Income Option 1, 2 or 3 (p. 27): “If you elect . . . you must allocate your assets . . . .”

Response – We have removed “and your financial advisor” as requested.

17.	Beneficiary Continuation Programs – Extended Legacy Program (Page 37)
a.	Comment – Please explain the disclosure: “with the flexibility to withdraw more than the IRS required minimum distribution.”

Response – We included the language “with the flexibility to withdraw more than the IRS required minimum distribution” to clarify that a Beneficiary who takes the death benefit in the form of withdrawals is not limited to the required minimum distribution amount.

18.	Beneficiary Continuation Programs – Extended Legacy Program (Page 37)
a.	Comment – The third paragraph references “all required paperwork.” If applicable, please indicate that the paperwork must be received in “Good Order.”

Kathryn M. Hinke

November 10, 2016

Response – We have indicated that “all required paperwork” must be received in “Good Order.”

19.	Beneficiary Continuation Programs – Inherited Account Program (Page 37)
a.	Comment –Please specify whether the Inherited Account Program is available with the Contracts.

Response – Inherited Account Program is available with the Contracts and we removed “if available” to clarify that it is available.

20.	Standard Death Benefit (Page 38)
a.	Comment – Please define the “standard death benefit” and explain how it is different than the later described: (1) “death benefit without election of a living benefit” and (2) “death benefit with the election of a living benefit.”

Response – Per our discussion, the standard death benefit is defined as a return of contract value. The difference between the standard death benefit and (1) “death benefit without elect of a living benefit” and (2) “death benefit with the election of a living benefit” is: under (1) the death benefit is the greater of contract value or net purchase payments, and under (2) the death benefit is the greater of contract value or purchase payments adjusted by a Withdrawal Adjustment as indicated on page 38.

21.	Optional Living Benefit Fees (Page 40)

a.	Comment – For each of the fees charged for optional benefits, please disclose who receives the amount deducted and what is provided in consideration for the deduction.

Response – For the fees charged for optional living benefits, the Company receives the amount deducted for the consideration of the lifetime income guarantee. We have added disclosure to Optional Living Benefit Fees as follows:

“The Living Benefit fee is charged and received by the Company in consideration of the living benefit guarantees provided to you.”

22.	Annuity Income Options (Pages 43 – 44)

a.	Comment – As applicable, please disclose any commutation rights with regard to the various annuitization options.

Response – There are commutation rights with regards to the period certain annuitization options 3, 4 and 5 only if the guaranteed period certain annuitization options are elected and upon the Owner’s request. We have revised disclosure on page 44 to clarify those commutation rights:

“Upon your request, the contract may be commuted if a period certain annuitization income option has been elected. The amount available upon such redemption would be the discounted present value of any remaining guaranteed annuity income payments.”

Kathryn M. Hinke

November 10, 2016

23.	Annuity Income Option 1 – Life Income Annuity; Annuity Income Option 2 – Joint and Survivor Life Income Annuity (Page 44)
a.	Comment – Please disclose the possibility of receiving only one payment.

Response – Per your request, we have added disclosure regarding the possibility of receiving only one payment as follows:

“If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially only live long enough to receive one annuity income payment.”

24.	Annuity Income Payments (Page 44)
a.	Comment – The disclosure states that “[w]e make annuity income payments on a monthly, quarterly, semi-annual or annual basis.” Please clarify whether the contract owner may choose the frequency of annuity income payments.

Response – We clarified that the contract owner may elect the frequency of annuity income payments as requested. The language is amended as follows:

“We make annuity income payments on a monthly, quarterly, semi-annual or annual basis as elected by you.”

25.	U.S. Department of Labor Fiduciary Regulation (Page 45)
a.	Comment – Please consider amending the third sentence by removing “while” or “however” for clarity (underlined below):

While the new requirements generally will not impact your rights under the Contract, they may, however, affect recommendations made by your financial representative and your financial representative’s ability to make those recommendations.

Response – We amended the sentence by removing “while” as requested.

26.	Legal Proceedings (Page 52)

a.	Comment – Please provide an updated assessment of the effect contingent liabilities may have on the Company’s financial condition.

Response – We provided an updated assessment of the effect contingent liabilities may have on the Company’s financial condition as requested.

Statement of Additional Information (“SAI”)

27.	Variable Annuity Income Payments – Illustrative Example (Page 14)
a.	Comment – Please explain what the “Annuity 2000 table” is referencing.

Response – The Annuity 2000 table references the actuarial basis of computation for the annuity

Kathryn M. Hinke

November 10, 2016

income option factors used to calculate the annuity income payments. The correct name of the table should be the “Annuity 2000 Mortality Table” and we will amend the name of the table in the Statement of Additional Information.

28.	Broker-Dealer Firms Receiving Revenue Sharing Payments (Page 27)
a.	Comment – Please confirm the list of those that received a revenue sharing payment of more than $5,000. The current disclosure states that the list includes those that “we believe” received a revenue sharing payment of more than $5,000.

Response – We confirmed the list of Broker-Dealer Firms received a revenue sharing payment of more than $5,000. We also removed the word “believe.”

29.	Polaris Advisory Variable Annuity (Version A) – Separate Account and The Company (Page 4)
a.	Comment – Please consider changing “managements” to “management.”

Response – We have changed “managements” to “management” as requested.

30.	Comment – Please review the SAIs for language consistency. For example, when referring to payments, please use “annuity income payments” as appropriate. See, e.g., Polaris Advisory Variable Annuity (Version A), Subsequent Monthly Annuity Income (p. 11). The first paragraph uses “monthly payments.”

Response – We will review the SAI for language consistency and we have replaced “monthly payments” with “annuity income payments” as requested.

We will file any revisions and all relevant exhibits and financial statements in a pre-effective amendment to the Registration Statement on December 14, 2016.

Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee